Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

Subject: A Message from RockTenn CEO Steve Voorhees

As you know, we have entered into an agreement to merge RockTenn and MeadWestvaco to create a $16 billion global packaging leader. Our businesses align strategically, our cultures are a good fit, and the combined company should be in a strong position for sustained growth.

I know it raises questions about the possible impact on co-workers, especially in light of some of the local media reports.

Be assured that RockTenn’s large presence in metro Atlanta – we have approximately 1,200 jobs in the Home Office Complexes alone – will continue.  It’s too soon to say definitively how employment might be affected. However, we do not anticipate significantly fewer jobs resulting from the merger. In fact, as the company grows over time, we can likely expect job growth.

As chief executive officer of the merged company, I will continue to live and work in the metro-Atlanta area while also meeting regularly with leaders and employees in Richmond and the rest of the company’s operations around the world.

There has been some talk in the news about whether our headquarters will be in Atlanta or Richmond.  The fact is that we will have a significant presence in both cities; no matter our locations, we will cooperate with each other – not compete – as we create one of our industry’s premier companies. We will leverage the strong expertise and talents of team members in every market. I fully expect that we will become more efficient and will continue to grow, creating more opportunities for all of us.

Thoughtful consideration by both RockTenn and MWV has resulted in a very balanced merger. For example, as I noted above, while the Richmond office is the principle executive office for SEC filings, the Norcross office is the operating office. The board of directors initially will have eight RockTenn members and six MWV members. MWV will have a 50.1 percent interest because it’s necessary to preserve the combined company’s flexibility to execute the previously announced tax-free spin off of MWV’s Specialty Chemicals business. And, in the next few days, we’ll announce the integration steering team, which will have half of its members from each company. All of these decisions were made carefully and collaboratively to ensure we leverage the strengths of both companies.

I understand you want to know as much as possible and we will provide regular updates. Please join me at the Home Office employee meeting on Wednesday, February 4. If you would like to submit questions prior to the meeting or at any time during the integration process, please email them to outlookadmin@rocktenn.com.

This is a terrific opportunity for both RockTenn and MWV. As we work together, please continue to focus on our customers and to stay safe.  Many thanks for all that you do for RockTenn.

Sincerely,
Steve

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MeadWestvaco caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MeadWestvaco as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn’s and MeadWestvaco’s respective shareholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MeadWestvaco have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MeadWestvaco Specialty Chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MeadWestvaco’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MeadWestvaco’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MeadWestvaco’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained herein speaks as of the date hereof and neither RockTenn nor MeadWestvaco have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MeadWestvaco and RockTenn will be submitted to the respective shareholders of MeadWestvaco and RockTenn for their consideration.  In connection with the proposed transaction, MeadWestvaco and RockTenn will cause the newly formed company to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the proposed transaction and a preliminary and definitive joint proxy statement for the shareholders of MeadWestvaco and RockTenn (the “Joint Proxy Statement”) and each of MeadWestvaco and RockTenn will mail the Joint Proxy Statement to their respective shareholders and file other documents regarding the proposed transaction with the SEC.  The definitive Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MeadWestvaco or RockTenn with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MeadWestvaco, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MeadWestvaco’s directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014.  These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MeadWestvaco intend to file with the SEC.